	Shearman & Sterling llp	ABU DHABI
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	July 14, 2005	PARIS
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SAN FRANCISCO
SINGAPORE
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WASHINGTON, D.C.

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff/Mr. Geoffrey Ossias

WebMD Health Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-124832) Filed on May 12, 2005

     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to WebMD Health Holdings, Inc. (the “Company”), dated June 13, 2005, with respect to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the Company with the Commission on May 12, 2005.

     On behalf of the Company, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.” The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.

     To assist the Staff in reviewing Amendment No. 1, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 1, together with the supporting materials requested by the Staff. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 1. The Company has separately applied for confidential treatment of certain portions of the agreement between WebMD Corporation and America Online, Inc. pursuant to Rule 406 of the Securities Act of 1933, as amended, and has requested confidential treatment under the Freedom of Information Act with respect to certain materials supplementally provided to the Staff.

     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

     1. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

     The Company notes the Staff’s comment and has updated its financial statements in the Prospectus.

     2. We note that your parent participated in the Friedman, Billings, Ramsey 9th Annual Growth Investor Conference on Wednesday, June 1, 2005. We further note that your parent participated in the Banc of America Securities 2005 Health Care Conference on May 17, 2005. Please provide us with a copy of your presentations, any handouts and written transcripts, if available.

          The Company is, under separate cover, supplementally providing to the Staff the requested copies of the presentations by WebMD Corporation, our parent, at the Friedman, Billings, Ramsey 9th Annual Growth Investor Conference on June 1, 2005 and at the Banc of America Securities 2005 Health Care Conference on May 17, 2005 (the “BofA Presentation”). In addition, the Company is supplementally providing to the Staff a copy of the presentation by our parent at the Goldman, Sachs & Co. 26th Annual Global Health Care Conference on June 15, 2005. The Company notes that due to a computer malfunction, it is unable to confirm that the BofA Presentation is an exact copy of the presentation made at that conference. However, the Company hereby represents to the Staff that it believes that the BofA Presentation is substantially the same as the one that was given at the conference. No handouts were distributed by our parent at any of these three conferences and our parent has not prepared and does not have written transcripts of the remarks made at these three conferences. The Company believes, however, that audio replays of these conferences may be available via Webcast through the Web sites of the conference organizers.

     3. We note your parent’s press release dated June 1, 2005, where your parent announced that its WebMD Health business unit, the unit to be transferred to you, “is in the final stages of negotiating a significant contract” to license your technology to a “major health benefits company.” Please tell us why this does not constitute conditioning the market. Assuming it does not, please include this information in your prospectus, including the identity of the provider and any material impact on your 2005 results.

          The Company does not believe that our parent’s press release dated June 1, 2005 constitutes conditioning the market, for the following reasons:

•	The press release was an ordinary and routine business communication, customarily issued by our parent in connection with developments relating to its business. The statements in the press release were limited to factual information—that the Company was in the final stages of negotiating a significant contract to license the Company’s tools—and it did not include any financial information relating to this contract or its value to our parent or the Company.

•	The press release was not issued with a view to creating publicity for the purpose of facilitating the sale of securities in the Company’s proposed initial public offering. Instead, our parent, as a reporting company, issued the press release with a view toward disseminating accurate, current and material business facts to its security holders, knowledge of which is essential to an informed trading market in its securities. In this regard, we note in particular the Commission’s Release, “Guidelines for the Release of Information by Issuers Whose Securities Are in Registration” (Release No. 33-5180), providing that “[t]he Commission hereby emphasizes that there is no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration under the Securities Act of 1933.” In this release, the Commission states in particular that issuers should “[c]ontinue to make announcements to the press with respect to factual business and financial developments,” citing as an example, the receipt of a contract. At the time of its issuance, our parent had anticipated that the said contract was to be entered into imminently.

          Further, among our parent’s considerations in deciding to issue this press release was the timing of its redemption of its 3 1/4% Convertible Subordinated Notes due 2007 (the “Notes”). On May 2, 2005, our parent issued a notice of redemption for all of the outstanding Notes, specifying a redemption date for the Notes of June 2, 2005. Pursuant to the terms of the Notes, holders of the Notes were able to, at their option, convert their Notes into shares of our parent’s common stock prior to the close of business on June 1, 2005. In light of this conversion deadline, as well as the fact that the common stock of our parent was trading close to the conversion price of the Notes at that time, and given that our parent had anticipated that the said contract was to be entered into imminently, it was determined that it would be prudent for our parent to promptly issue the press release. Our parent issued the press release with the view toward communicating to the Noteholders current factual information relating to developments in its business in order that Noteholders would have current and complete information in deciding whether or not to convert their Notes into shares of our parent’s common stock.

          The Company notes that, on July 14, 2005, our parent filed a Current Report on Form 8-K that disclosed that the Company entered into the above-referenced contract, as well as the identity of the counterparty involved. The press release did not disclose any of the financial terms of the contract. The Company also notes that it has revised the Prospectus to disclose that the Company has entered into the above-referenced contract, as well as the fact that the counterparty is WellPoint, Inc. See page 71 of the Prospectus.

          The Company supplementally informs the Staff that, while the execution of this contract is an important development for the Company, it does not expect this contract to have any material impact on its 2005 results in light of the time period necessary to implement the services to be provided under this contract.

     4. We note your parent’s press release dated May 12, 2005, responding to “inquiries” regarding this registration statement. Please describe these inquiries to us and provide us with any written correspondence.

          The inquiries mentioned in our parent’s press release, dated May 12, 2005, referred to verbal inquiries that were received by our parent’s investor relations department shortly after the initial filing of the Registration Statement became publicly available on the morning of May 12, 2005. As the Staff is aware, the initial filing of the Registration Statement included, on the cover page, a proposed maximum aggregate offering price of $50 million. The inquiries were whether the $50 million dollar maximum aggregate offering price was an indication of the size of the Company’s proposed initial public offering. In response to these inquiries, our parent issued the May 12, 2005 press release to disclose that pending the finalization of the offering size, the Company had included that proposed maximum aggregate offering price on the cover of the Registration Statement solely for the purpose of calculating the registration fee that would be required to accompany its initial filing, and that this figure was not indicative of the final size and terms of the securities being offered by the Company. Our parent did not receive any written inquiries in this respect and, other than the press release, did not provide any written response.

     5. Please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.

          The Company notes the Staff’s comments and will be supplementally providing to the Staff, under a separate cover in connection with a subsequent amendment to the Registration Statement, graphical materials and artwork anticipated to be included in the preliminary prospectus forming a part of the Registration Statement. To the extent that there are amendments or supplements to these materials, the Company will provide the Staff with such amended and supplemented materials prior to the distribution of the preliminary prospectus so that the Staff will have sufficient time to review such materials and provide us with its comments.

Outside Front Cover Page of Prospectus

     6. Please identify your underwriters and, unless firm, describe the nature of the underwriting commitment. Refer to Item 501(b)(8) of Reg. S-K.

          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See the cover page of the Prospectus and the “Underwriting” section of the Prospectus beginning on page 122.

Inside Front Cover Page of Prospectus

Market and Industry Data

     7. Please relocate this information to a portion of the prospectus following the risk factors section.

          The Company notes the Staff’s comment and relocated the information in this section to page 32 of the Prospectus, following the “Forward-Looking Statements” section, under the caption “Our Use of Market and Industry Data.”

     8. Please identify all third party sources of information upon which you rely, identify whether the information is publicly available (and if so, where) and provide us with copies of all such information. You should highlight the relevant portion of each document and clearly direct us to the part of your registration statement to which it applies. Please identify any reports that were prepared by or for you in anticipation of this offering and attach the appropriate consent as an exhibit to your registration statement, including the report prepared by Manhattan Research. Refer to Rule 436 of Reg. C. In responding to this comment, please be sure to provide supporting material for the following assertions:

•	information provided to consumers through your websites is “objective and trusted” and of “high quality” (pages 1 and 43);

•	authors of your original content are affiliated with “widely respected academic institutions” (pages 1 and 43);

•	you are “a leading” provider of health information services (pages 1 and 43);

•	the WebMD brand is “among the most recognized and trusted in healthcare” (pages 1 and 43);

•	the TRUSTe ranking (page 57);

•	WebMD is the information source “most frequently recommended by physicians” to patients and peers (pages 2 and 43);

•	WebMD is “the leading” online health destination (pages 2, 43 and 47);

•	Medscape from WebMD is “the leading online provider of CME programs” (pages 2, 44 and 60);

•	the Internet has transformed how consumers and physicians find and use healthcare information and WebMD has been “a leader” in enabling this transition (pages 3 and 45);

•	Internet usage and online advertising statistics, including usage by consumers and physicians for information and continuing education (pages 3 and 44-46);

•	healthcare cost statistics and steps taken by employers and consumers in response (pages 3-4, 46, and 53-54);

•	1999 and 2000 “quality initiatives” (pages 4 and 46);

•	Internet users devote more time to the Internet than any other medium and are more satisfied with it than traditional sources of information (pages 44 and 48);

•	ad spending by consumer packaged goods companies (page 47);

•	rising healthcare costs will increase consumer reliance on the Internet (page 44); and

•	Medscape reaches “more physicians than any other professional Web site” (page 52).

          The Company is, under separate cover, supplementally providing the Staff with a copy of all third party sources of information in the form relied on by the Company to support the relevant statements in the Prospectus, including the statements specifically identified by the Staff in the bullet point list above. Under such separate cover and for each statement, the Company has also indicated in the identity of the third party who is the source of such information, as well as whether such third party information is publicly available (and if so, where it is available).

          The third party sources of information referred to above are:

•	a publicly available summary of the February 2005 reports by eMarketer;

•	the publicly available April 2005 report sponsored by the Interactive Advertising Bureau;

•	a publicly available summary of the June 2005, Consumer Health WebWatch rating;

•	a publicly available press release summarizing the 2005 Jupiter Research study;

•	the publicly available Hewitt Associates study (Healthcare Expectations: Future Strategy and Direction 2005);

•	a publicly available summary of the 2005 study commissioned by the Blue Cross and Blue Shield Association and conducted by the RAND Corporation;

•	Manhattan Research’s “Growth of the Internet and Its Increasing Influence on Consumer and Physician Health Decisions” Report, dated July 2003, and commissioned by the Company (“Manhattan Research’s 2003 Report”);

•	Manhattan Research’s “New Online Consumer Segmentation” Report, dated July 2004, commissioned by the Company (“Manhattan Research’s July 2004 Report”; together with Manhattan Research’s 2003 Report, referred to in this response letter as “Manhattan Research’s 2003 and 2004 Reports”);

•	Manhattan Research’s “Taking the Pulse: Physicians and Emerging Information Technologies” Report of 2004; and

•	Manhattan Research’s “2005 Consumer Technology Adoption Market Trends” Report of 2005.

          In addition, the Company notes that none of the industry publications and studies referenced in the Prospectus was prepared by or for the Company in anticipation of or in connection with its initial public offering. Manhattan Research’s 2003 and 2004 Reports were prepared for the Company for use in connection with presentations to potential customers. We refer to the above-described third party sources of information, other than Manhattan Research’s 2003 and 2004 Reports, collectively as the “Specified Reports.” The Company notes that (1) none of the Specified Reports were initiated or paid for by the Company, nor was the Company otherwise affiliated with any of these publications, studies or sources of information, and (2) all of the Specified Reports, as described above, are available to the general public free of charge, other than those prepared by Manhattan Research which are purchased by their clients. Accordingly, the Company does not believe that the information set forth in the Specified Reports constitutes information from a report or opinion of an expert for the purpose of Section 7 of the Securities Act of 1933. Consequently, the Company respectfully submits that the written consent of the publishers of the Specified Reports is not required pursuant to Rule 436 of Regulation C.

          With respect to Manhattan Research’s 2003 and 2004 Reports, the Company also respectfully submits that the information set forth in such reports that the Company refers to in the Prospectus does not constitute information from a report or opinion of an expert for the purpose of Section 7 of the Securities Act of 1933. Manhattan Research is a reputable source for healthcare industry-related publications and studies, with a large number of global clients. It also is cited in numerous newspapers, publications and healthcare articles. Further, other than the Company’s initiation of, and payments made with respect to, the Manhattan Research 2003 and 2004 Reports (neither of which was prepared in anticipation of or in connection with the Company’s proposed initial public offering), and other similar reports commissioned by the Company from time to time, there is no other relationship (business or otherwise) between Manhattan Research and the Company. Accordingly, we believe that the written consent of Manhattan Research is not required pursuant to Rule 436 of Regulation C.

Summary

     9. As necessary, please incorporate your response to comments on your summary into the other parts of your prospectus, especially your business section.

          The Company notes the Staff’s comment and has revised the Prospectus accordingly.

     10. Please include a separate section covering conflicts of interest between your investors and your parent, as your majority shareholder and a counterparty to key agreements with you. This section should cover, among other things, the fact that related parties negotiated the transaction involving the transfer of assets by your parent in exchange for Class B shares, valuation of those assets (disclose whether they were independently appraised), the negotiation of the services agreement and other agreements between you and your parent, and control exercised by your parent over your board composition and shareholder votes.

Prior to the completion of the offering:

          The Company notes the Staff’s comment and respectfully advises the Staff that, prior to the completion of the offering, the transactions that will occur in connection with preparing the Company for the offering include the following separate transactions:

•	the contribution of the assets and liabilities of our parent’s WebMD Health segment (primarily by contribution of the outstanding capital stock of subsidiaries of our parent included in that segment) to the Company, for which no consideration will be paid by the Company;

•	the changes to the capital structure of the Company to create two classes of common stock, for which no consideration will be paid by our parent; and

•	the entry into various inter-company agreements that will govern the relationships between our parent and the Company after the offering.

Each of these transactions will be between our parent (and/or one or more of its wholly owned subsidiaries) and the Company, which will, at the time of the transaction, also be a wholly owned subsidiary of our parent. As a result, the Company believes that the transactions described above do not raise issues of conflict of interest between our parent and investors in the Company, since there currently are no investors in the Company other than our parent. Thus, for example, the inter-company agreements described in the Prospectus are not the result of negotiations between independent parties, but are the result of judgment exercised by our parent regarding the relationship it wants to have with the Company after the offering. Similarly, since no consideration is being paid for the contribution of the WebMD Health segment to the Company by our parent, no valuation is being undertaken in connection with that contribution.

After the completion of the offering:

          The Company recognizes that, once the offering occurs, there will be conflicts of interest and potential conflicts of interest between our parent and the other investors in the Company, including as a result of the capital structure of the Company and the performance of the inter-company agreements. The Company intends to include in the Prospectus appropriate disclosure of those conflicts and potential conflicts and to file these inter-company agreements and other documents that are required to be filed as exhibits to the Registration Statement.

          Accordingly, in response to the Staff’s comment, the Company has revised the Prospectus to include additional disclosure (1) regarding the specific terms of the relationships that will exist between our parent and the Company following the offering and the benefits and burdens for each party; and (2) regarding conflicts of interest and potential conflicts of interest that are expected to exist between the Company’s investors and our parent following the offering, including as a result of the performance of the inter-company agreements. For example, the Company has revised the Prospectus to include a separate caption entitled “Our Relationship with Our Parent” in the summary section of the Prospectus. See pages 6 and 7 of the Prospectus. In response to the Staff’s comment, additional disclosure has also been included in various other sections in the Prospectus, including the “Certain Relationships and Related Party Transactions” section of the Prospectus beginning on page 108, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (see response to comment 41) and in the Risk Factors section (see response to comment 33) of the Prospectus.

          The inter-company agreements to be entered into between the Company and our parent are being finalized. The Company intends to include additional disclosure in the Prospectus regarding these agreements in a subsequent amendment to the Registration Statement once the agreements are finalized.

Our Business

Introduction, page 1

     11. Where relevant, please explain why your parent seeks to pursue this transaction at this point in time. Discuss what assets will be left with your parent and why your parent believes it is advantageous to take its WebMD Health unit public as a separate entity. We note from your parent’s March 8, 2005 press release discussing full-year results that your parent had “previously” announced its intention to engage in a transaction involving you. Please disclose that date. Also, please consider any relationship between this offering and the legal actions discussed on pages 20 and 61. In particular, consider whether this offering would insulate assets from potential claims resulting from legal actions.

          The Company notes the Staff’s comment and has revised the Prospectus to add disclosure as to our parent’s reasons for pursuing the initial public offering of its WebMD Health segment (formerly known as the Portal Services segment) at this time. See page 6 of the

Prospectus under the subheading “Our Relationship with Our Parent—Background to this Offering.”

          The Company respectfully advises the Staff that our parent first announced its intention to explore alternatives regarding a transaction involving the WebMD Health segment in its Current Report on Form 8-K, filed with the Commission on August 5, 2004, in connection with its quarterly conference call for the quarter ended June 30, 2004.

          The Company supplementally advises the Staff that, as disclosed in our parent’s filings, our parent’s business is comprised of four operating segments: (1) WebMD Business Services (formerly known as Transaction Services), (2) WebMD Practice Services (formerly known as Physician Services), (3) WebMD Health (formerly known as Portal Services) and (4) Porex (formerly known as Plastic Technologies). As described in response to Comment 10, prior to the completion of the offering, our parent will contribute its WebMD Health segment to the Company. Our parent will continue to hold, directly or indirectly, through wholly owned subsidiaries which are not owned by the Company or any of its subsidiaries, all of the assets and liabilities that relate to each of its other three reporting segments as well as assets and liabilities related to its corporate functions.

          Finally, the Company supplementally advises the Staff that: (a) the offering is not intended to insulate assets from potential liabilities associated with the two legal proceedings discussed in the “Business—Legal Proceedings” section of the Prospectus on pages 78 through 80 of the Prospectus and (b) as disclosed in the Prospectus on pages 78 through 80, our parent intends to indemnify the Company for any liabilities the Company may incur in connection with those legal actions. Our parent’s reasons for the offering are unrelated to those proceedings.

     12. With respect to your reliance on reports by Manhattan Research, please:

•	provide us with support for your assertion that Manhattan Research is a “leading Internet market research firm;”

•	disclose when the research was done, how large the sample group was and any margin for error; and

•	clarify the criteria by which you are measuring yourselves and explain how these criteria support your factual assertions. For instance, if the research shows only that you are the “most frequently recommended” source of information by physicians, please explain how this necessarily makes you one of the most recognized and trusted healthcare brands.

     In your business section, please be sure to discuss the Manhattan Research studies in more detail, focusing on any limitations on the scope or reliability of its conclusions.

          The Company respectfully submits that it believes that Manhattan Research is a “leading Internet market research firm.” Manhattan Research’s clients include global pharmaceutical companies, non-profit health companies, health plans and agencies, including California HealthCare Foundation, Eli Lilly, Forest Labs, Genentech, GSK, Merck, National Institutes of Health, Novartis and Pfizer. It has also been cited in numerous newspapers, publications and healthcare articles, including USA Today, The New York Times, The Washington Post, Investor’s Business Daily, Healthcare IT News, American Medical News, Benefits & Compensation Solutions, Today in eHealth Business and The Boston Globe. The Company believes, therefore, that it is reasonable to identify Manhattan Research as a “leading Internet market research firm.”

          The following Manhattan Research reports are referred to in the Prospectus:

•	The 2005 Consumer Technology Adoption Market Trends Report;

•	The New Online Consumer Segmentation Report, which was commissioned by the Company;

•	The Taking the Pulse: Physicians and Emerging Information Technologies Report; and

•	The Growth of the Internet and Its Increasing Influence on Consumer and Physician Health Decisions Report, dated July 2003, which was commissioned by the Company.

          The Company respectfully and supplementally advises the Staff that the criteria by which the Company measures its performance against that of the overall healthcare market are specific to the customized questions in the surveys undertaken in connection with the research cited in the Prospectus. For example, in supporting the statement “most recommended site,” the measurement criteria in the applicable research report involved a survey of the Web sites that physicians recommend to their patients and colleagues, and then comparing such recommendations (by number and percentage) against recommendations for other Web sites. Manhattan Research’s study revealed that a greater percentage of physicians recommended Medscape and WebMD to their colleagues and patients compared to other health-related or physician-targeted Web sites.

          The Company respectfully submits that it would be reasonable to conclude that the Company is “one of the most recognized and trusted brands” for the following reasons:

•	As noted above, the criteria by which the Company measures its performance against that of the overall healthcare market are specific to the customized questions in the surveys undertaken in connection with the research cited in the Prospectus. In supporting the statement that the Company is “one of the most recognized and trusted brands,” the measurement criteria in the relevant research involved a survey of the

•	online resources that consumers have rated “very/extremely trustworthy,” and the research revealed that consumers considered WebMD as “very/extremely trustworthy,” second only to physicians.

•	Further, in June 2005, Consumer Health WebWatch (a joint project of Consumer Reports WebWatch and the Health Improvement Institute) rated the 20 most trafficked health Web sites, and listed WebMD Health as the most trafficked site, according to Neilsen/NetRatings. Three of the six Web sites that were rated “Excellent” (i.e., the highest rating) by Consumer Health WebWatch were owned by WebMD Health, and these Web sites included The WebMD Health Network: WebMD Health, Medscape from WebMD and MedicineNet.com. These ratings were assigned based on evaluations of credibility and quality across nine different attributes: identity, advertising and sponsorship disclosure, ease of use, correction and currency, privacy, coverage, design, accessibility and content. Consumer Health WebWatch noted that the strengths of WebMD Health included its large amount of trustworthy information on mainstream health topics and its coverage of current health news and trends, the strengths of Medscape from WebMD included its breadth and depth of authoritative articles; and the strengths of MedicineNet.com included its easy-to-read health information on a wide range of topics written by physicians.

          The Company respectfully submits that it would be reasonable to conclude that the above combination of (1) a “very/extremely trustworthy” rating by consumers of online resources and (2) a “most trafficked” health Web site and an “excellent” rating in evaluations that are centered on credibility and quality by an independent third party, lends support to the Company’s proposition that WebMD is “one of the most recognized and trusted brands.”

          To further clarify the Company’s assertions in the Prospectus as to its performance against that of the overall healthcare market, the Company has included additional disclosure in the Prospectus to refer to the Consumer Health WebWatch rating. See “Our Strengths—Recognized and trusted brand” on page 3 of the Prospectus and “Business—Our Strengths—Recognized and trusted brand” on page 60 of the Prospectus.

          In response to the Staff’s comment to discuss the Manhattan Research studies in more detail, focusing on any limitations on the scope or reliability of its conclusions, the Company has added disclosure:

•	a discussion as to the margin for errors and sample sizes of the Manhattan Research studies in the “Our Use of Market and Industry Data” section of the Prospectus on page 32; and

•	a cautionary note on the limitations and potential inaccuracies in third-party industry publications in the last paragraph of the “Business—

Industry Background—Advertising and Sponsorship Trends” on page 60 of the Prospectus.

     13. We note your use of user and page view statistics at the bottom of page 1. In your business section, please explain in detail how you define a “user,” whether you distinguish between active and inactive users, what you mean by “aggregate” page views, and how you measure your unique monthly user base and page views. If recent figures are not representative of historical trends in your user base or page views, please omit them from your summary. We also note, from page 56, that you cannot advertise to members of private portals. Does your membership number include these members, as well? If so, please make this clear in your summary, quantify private portal membership and consider whether there are any restrictions on your ability to advertise to your professional portals, as well.

          The Company notes the Staff’s comment and has revised the Prospectus to explain the terms “unique user,” “page view” and “aggregate page views.” See “Our Use of Certain Measures of Usage of The WebMD Health Network” on page 33 of the Prospectus. The Company also added disclosure to the first paragraph of the “Summary” section on page 1 of the Prospectus directing the reader to “Our Use of Certain Measures of Usage of The WebMD Health Network” for an explanation of these terms.

          As explained in that section, the usage metrics included in the Prospectus apply to The WebMD Health Network, which does not include the Company’s private portals, and the Company has modified page 2 of the Prospectus to further clarify this, stating in the second paragraph on that page: “Our private portals do not generate revenue from advertising or sponsorship and, accordingly, we do not include users or page views from these portals in The WebMD Health Network.”

          The Company does not calculate usage measures for its private portals because the Company does not sell advertising and sponsorship on its private portals. The Company’s clients for its private portals (and sole source of revenue from private portal services) are employers and health plans. The Company also does not refer to the employees or plan members who use the private portals licensed by their employers and health plans as “members” of those portals.

          The Company supplementally informs the Staff that the Company does sell advertising and sponsorship for its public portal for healthcare professionals, Medscape from WebMD, in a manner generally similar to the way it sells advertising and sponsorship for its public portals for consumers. With respect to advertising and sponsorship on all its public portals, the Company has in place certain internal policies relating to advertising and sponsorship (as described under “Business—User Privacy and Trust—Advertising and Promotion Policies” section beginning on page 73 of the Prospectus) and is required to comply with applicable laws and regulations that restrict such advertising and sponsorship (as described under the “Government Regulation” section beginning on page 81 of the Prospectus).

     14. On page 2, please confirm that the list of licensees is representative of your entire client base and your revenue streams in general. You should avoid choosing clients based solely on brand recognition. In responding to this comment, please provide us with a list of your 10 largest licensees, including the portion of your revenues attributable to each.

     The Company notes the Staff’s comments and supplementally confirms that the list of licensees is representative of the Company’s private portal client base and revenue streams. The Company is supplementally providing to the Staff a list of the Company’s ten largest employer licensees and five largest health plan licensees, including the portion of revenues attributable to each for the quarter ended March 31, 2005. Please note that the Company is seeking confidential treatment under the Freedom of Information Act for this information.

     15. On page 2 please omit summary discussion of your financials in favor of the more detailed and balanced analysis in your MD&A.

     The Company notes the Staff’s comments and has removed the summary discussion of the Company’s financials from page 2 of the Prospectus.

Our Strengths, page 2

     16. Please shorten or eliminate this duplicative disclosure (as well as disclosure regarding industry background and your strategy, on pages 3-5). To the extent you choose to retain it, please include balancing disclosure of your key weaknesses and risks to investors in an adjacent section. Also, please clarify what you mean by “good working relationships” with your advertisers and provide us with support for your assertion that you provide advertisers with a “more efficient use” of their marketing dollars compared to traditional media.

          The Company notes the Staff’s comment and, to balance the disclosure in the Summary section of the Prospectus, has added a discussion of risks and challenges that the Company faces, on page 5 of the Prospectus under the caption “Risks and Challenges That We Face.”

          The Company respectfully and supplementally advises the Staff that by “good working relationships,” it means that executives and employees of its advertisers and sponsors believe that the Company’s performance of its services fulfilled the expectations they had when contracting for those services and that the Company’s executives and employees were appropriately responsive to their needs and concerns during the performance of those services.

          In addition, the Company advises the Staff that it believes that its public portals provide advertisers and sponsors with a “more efficient use” of their marketing dollars compared to traditional media because these portals allow its advertisers and sponsors to reach specific groups of consumers and physicians, by specialty, product, disease, condition or wellness topic, typically resulting in a more efficient marketing campaign. Further, the Company believes that the advertisers and sponsors on its public portal are able to gauge the effectiveness of their online marketing campaigns and programs through objective statistical reports that the Company generates, detailing the number of visitors on their Web sites and the number of actions taken by these visitors on their Web sites. The Company believes that traditional media generally does not afford the same ease of targeting and monitoring because:

•	traditional media for healthcare advertising and sponsorship, such as magazines and television, allow for targeting based on their expected audience, while the Internet allows each individual member of the audience to interact with an advertiser or sponsor based on the individual’s choice to view specific content and information that the individual may provide about himself or herself; and

•	testing the effectiveness of traditional media generally requires contacting target populations (if they can be reached at all) to assess their responses to a marketing campaign (if they were, in fact, exposed to it), and that do not produce the direct interactions that Web site use produces.

          The Company has included additional disclosure in the Prospectus to clarify the manner in which its advertisers and sponsors are able to gauge the effectiveness of marketing campaigns through The WebMD Health Network under the “Business—Our Online Services—Advertising and Sponsorship in The WebMD Health Network” section, in the second paragraph on page 72 of the Prospectus.

Our Corporate Structure, page 6

          17. We note from page 6 that your parent intends to transfer assets and liabilities to you prior to completion of the offering. We have the following comments:

•	If true, please disclose that you will be issuing all of your Class B common stock in exchange for this transfer, disclose the terms of conversion into Class A common stock, briefly describe the assets and liabilities to be transferred to you, and disclose any values that have been placed on them.

As described in our response to Comment 10 of the Staff, the Company is currently a wholly owned subsidiary of our parent. The Company respectfully advises the Staff that the transfer of assets and liabilities to the Company by our parent, which will take place prior to the completion of the offering, will be undertaken by way of a capital contribution to the Company, and there will be no shares of the Company’s common stock issued in exchange for this transfer and no other consideration paid by the Company.

The authorized share capital of the Company currently consists of 3,000 shares of a single class of common stock, 100 shares of which are currently issued and all of which are owned by our parent. Prior to the completion of the Company’s proposed initial public offering, our parent, as sole stockholder, will cause the Company’s Certificate of Incorporation to be amended and restated in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

(1)	to increase the number of authorized shares of the Company’s capital stock from 3,000 shares to 700,000,000 shares, divided into three classes—Class A Common Stock, par value $.01 per share, Class B Common Stock, par value $.01 per share, and Preferred Stock; and

(2)	to convert the Company’s currently authorized and outstanding shares of common stock into shares of Class B Common Stock.

Each outstanding share of Class B Common Stock will be convertible into one share of Class A Common Stock upon the terms and subject to the conditions set forth in the Company’s Amended and Restated Certificate of Incorporation to be effective prior to the completion of the Company’s proposed initial public offering. The relevant conversion provisions are described in the “Description of Capital Stock—Common Stock—Conversion” section on page 113 of the Prospectus.

•	Please provide us with an analysis of how the issuance of Class B shares, including underlying Class A shares, is exempt from registration under the Securities Act of 1933. Your analysis should be factually detailed and include references to relevant Commission authority and case law.

As described above, the Company’s Class B Common stock will be created in connection with a conversion of the Company’s currently authorized and outstanding shares of common stock through an Amendment and Restatement of its Certificate of Incorporation approved by parent as the sole stockholder of the Company. Our parent will not provide any additional consideration to the Company in connection with this reclassification and will own 100% of the capital stock of the Company both before and after the reclassification. Based on the foregoing:

We respectfully submit that the creation of the terms of the Company’s Class B Common Stock would not constitute a “sale” of a security for value under the Securities Act of 1933 and hence would not require registration under the Securities Act of 1933.

Even if the creation of the Company’s Class B Common Stock were to constitute a “sale” of a security for value under the Securities Act of 1933, the Company respectfully submits that (1) such “sale” would constitute a single transaction between the Company and its only stockholder that is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 or (2) the issuance of Class B Common Stock would be a security that is exempt from registration pursuant to a transaction under Section 3(a)(9) of the Securities Act of 1933.

•	We note that your Class B shares appear to be immediately convertible into Class A shares. Please disclose whether your parent may convert its Class B shares during the 180-day lockup period and, if so, whether the lockup would continue to apply.

As disclosed in the second paragraph on page 7 of the Prospectus under the section captioned “Our Relationship with Our Parent—Our Parent Will Be Our Controlling Stockholder,” our parent has indicated that it has no current intention to sell or otherwise dispose of its Class B Common Stock. On that page, the Company also discloses that our parent has agreed not to sell or otherwise dispose of any of its Class B Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of the representatives of the Underwriters.

The Company notes the Staff’s comment and has revised the Prospectus to provide that the lock-up does not preclude our parent from converting the Class B Common Stock into Class A Common Stock; provided that any Class A Common Stock issued upon such conversion will be subject to the same lock-up provisions. See the “Underwriting—No Sales of Similar Securities” section on page 123 of the Prospectus.

•	Finally, please tell us why the issuance of Class B shares, and underlying Class A shares, should not be integrated with the public offering.

As respectfully submitted above, we believe that the creation of the terms of the Company’s Class B Common Stock would not constitute a “sale” or an “offer to sell” a security for value under the Securities Act of 1933 and hence should not constitute an offering of securities that would be integrated with the Company’s proposed initial public offering.

Even if the creation of the Company’s Class B Common Stock were to constitute a “sale” of a security for value under the Securities Act of 1933, the Company respectfully submits that such “sale” should not constitute an offering of securities that would be integrated with the Company’s proposed initial public offering because:

(1)	the sale of the Company’s Class B Common Stock and the sale of the Company’s Class A Common Stock in the proposed initial public offering would not constitute a part of a single plan of financing—(a) the sale of the Company’s Class B Common Stock to our parent would be undertaken in connection with a reclassification of the Company’s authorized share capital and not for cash consideration; and (b) the sale of the Company’s Class A Common Stock would be in connection with an offer to the public of securities of the Company;

(2)	these sales would not involve the issuance of the same class of securities; and

(3)	as noted above, these sales of securities would not be made for the same general purpose.

     18. Please eliminate the cross reference from the bottom of page 6. All material information should be included in your summary. We have the same comment with regard to the cross reference on page 24 of your risk factors.

          The Company notes the Staff’s comment, and has eliminated the cross references referred to in the Staff’s comment.

     19. We note that you will enter into a services agreement with your parent. Please describe the terms in more detail, including the fee and termination provisions. Also, please describe the other agreements you intend to enter into with your parent, including any agreement related to transfer of rights related to the WebMD brand.

          The Company notes the Staff’s comments and has revised the Prospectus to describe in more detail the terms of the services agreement that the Company proposes to enter into with our parent. See:

•	“Our Relationship with our Parent—Agreements Between Us and Our Parent” on page 7 of the Prospectus;

•	“Certain Relationships and Related Party Transactions—Agreements Between Us and Our Parent—Services Agreement” on page 109 of the Prospectus; and

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with Our Parent” section on pages 43—45 of the Prospectus.

          The Company also has revised the Prospectus to describe generally the terms of the other agreements that it proposes to enter into with our parent, including an intellectual property license agreement with respect to the WebMD brand. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Our Parent” on pages 109—111 of the Prospectus. As noted in the Company’s response to Comment 10, the inter-company agreements to be entered into between the Company and our parent are being finalized. The

Company intends to include additional disclosure in the Prospectus regarding those agreements in a subsequent amendment to the Registration Statement once the agreements are finalized.

Risk Factors

     20. Where relevant, and only to the extent material, please describe risk associated with any of the following:

          The Company notes the Staff’s comments and addresses these comments in turn below:

•	cost-per-action pricing of advertisements (we note from your June 1, 2005 presentation to investors that your advertising campaigns are generally designed to drive “an action” with a recognized return on investment for the client);

The Company respectfully submits that it does not price its programs on a cost-per-action basis. As described under the “Business—Our Online Portals—Advertising and Sponsorship in The WebMD Health Network” section on the first paragraph on page 72 of the Prospectus, the Company prices its agreements with its public portal customers based on various factors, including the amount of content, features and tools supplied, as well as the degree of customization provided. On that same page, the Company also has added disclosure to clarify that, to a much lesser extent, it also sells advertising on a cost-per-thousand-impressions basis.

•	reliance on any one or a few licensees or advertisers for a material part of your revenue;

The Company respectfully submits that it does not believe this to be a material risk. The Company’s largest licensee or advertising customer accounted for approximately 5.0% of its total revenues during the fiscal year ending December 31, 2004 and the programs produced for this customer were based upon at least 10 of its different brands.

•	loss of members through discontinuation of network site relationships (for example, MSN);

The Company notes the Staff’s comment and has revised the Prospectus to provide the disclosure requested by the Staff. See “Risk Factors—Risks Related to Our Relationships with Clients—The WebMD Health Network includes Web sites that we supply content to, but do not own, and the termination of our relationship with the owners of these Web sites, including AOL, may negatively affect our results of operations” on page 18 of the Prospectus.

•	member acquisition cost and member churn;

The Company notes the Staff’s comments and respectfully submits that the relevant metric for the The WebMD Health Network is usage, and not membership, because access to the Company’s portals does not require a subscription. Accordingly, member acquisition and member churn are not relevant metrics to the Company’s business.

•	that offering proceeds may not be sufficient to meet current commitments and planned uses over the next two years;

The Company respectfully submits that this risk is not applicable to the Company. As noted in our response to Comment 4, the $50 million maximum aggregate offering price on the cover of the Registration Statement initially filed was included solely for the purpose of calculating the registration fee that would be required to accompany its initial filing. The Company has revised the maximum aggregate offering price on the cover of Amendment No. 1 to the Registration Statement to an estimated $100 million.

The Company believes that the net proceeds from the offering, together with the Company’s available cash resources and future cash flow from operations, will provide sufficient cash resources to meet the Company’s liquidity and capital commitments for the foreseeable future, as described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” section in the second paragraph on page 55 of the Prospectus.

•	that your financial statements have been derived from your parent and may not necessarily provide a basis for assessing future performance (see page 33);

The Company respectfully submits that this risk is disclosed in the risk factor entitled “Risk Factors—Risks Related to Our Operations and Financial Performance—We have not been operated as an entity separate from our Parent, and, as a result, our historical and pro forma financial information may not be indicative of our historical financial results or future financial performance” on pages 13—14 of the Prospectus.

•	protecting your proprietary technologies or business practices or your reliance on third party intellectual property rights;

The Company respectfully submits that these risks are disclosed in the risk factors entitled “Risks Related to the Legal and Regulatory Environment in Which We Operate—We may not be successful in protecting our intellectual property and proprietary rights” and “Risks Related to the Legal and Regulatory Environment in Which We Operate—Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from providing certain services, which may harm our business” on page 23 of the Prospectus.

•	board classification and removal of directors without cause, especially as related to change of control (see pages 72 and 92);

The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Risk Factors—Risks Related to Our Relationship With Our Parent—Provisions in our charter documents and Delaware law may inhibit a takeover, which could adversely affect the value of our Class A common stock” on page 25 of the Prospectus.

•	the legal proceeding involving McKesson HBOC (see page 61);

The Company respectfully submits that this risk is not applicable to the Company. It is anticipated that the terms of a release and indemnity agreement between our parent and the Company would provide that our parent will agree to indemnify us against any and all liabilities arising from or based on this legal proceeding.

•	credit concentration (see page F-11).

The Company respectfully submits that this risk is not applicable to the Company and refers the Staff to the disclosure under the caption “Concentration of Credit Risk” on page F-12 of the Prospectus. The Company notes that no customer accounted for more than 10% of the Company’s accounts receivable as of December 31, 2004.

Risks Related to Our Operations and Financial Performance

     21. Where relevant, please discuss risk related to your lack of profitable operations in recent periods, including the risk that recent profits may not be maintained. Also, please disclose your accumulated losses and, to the extent material, any risk related to your financial position. Refer to Item 503(c) of Reg. S-K.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See “Risk Factors—Risks Related to Our Operations and Financial Performance—We have not been operated as an entity separate from our Parent, and, as a result, our historical and pro forma financial information may not be indicative of our historical financial results or future financial performance” on pages 13—14 of the Prospectus.

Our online businesses are difficult to evaluate ..., page 9

     22. Where relevant, please discuss risk related to your offline businesses, which also appear to have limited operating histories. Also, please describe briefly the “significant changes” that your online business has undergone and when this business began.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure under “Risk Factors—Risks Related to Our Operations and Financial Performance—If we are unable to provide high quality healthcare content for our Publishing Services segment that attracts and retains users, our revenues will be reduced” on page 13 of the Prospectus.

          Further, the Company also supplementally advises the Staff that other risks described in the “Risk Factors” section of the Prospectus that relate to the business and operations of the Company generally, while not specifically captioned to refer to the Company’s offline businesses, apply to the Company’s business and operations as a whole, including its offline businesses.

The timing of our advertising and sponsorship ..., page 9

     23. Please disclose what portion of your revenue is attributable to advertising.

          The Company notes the Staff’s comment and has revised the risk factor to disclose the portion of its revenue that is attributable to advertising and sponsorship. See “Risks Related to Our Operations and Financial Performance—The timing of our advertising and our sponsorship revenues may vary significantly, which could have adverse effects on our operating results” on pages 10—11 of the Prospectus.

Usage of our public portals depends on our ability ..., page 10

     24. Please recast the title to better reflect attendant risk.

          The Company notes the Staff’s comment and has recast the title of this risk factor. See “Risks Related to Our Operations and Financial Performance—If we are unable to provide content that attracts and retains users to The WebMD Health Network at a level that is attractive to advertisers and sponsors, our revenues will be reduced” on page 11 of the Prospectus.

We face competition for our products ..., page 10

     25. Please discuss competition with any of your licensees or advertisers or your reliance on or competition with any one or a few outlets for your consumer marketing (including high-traffic Web sites).

          The Company notes the Staff’s comment and has revised this risk factor to provide for the disclosure requested by the Staff. See “Risks Related to Our Operations and Financial Performance—We face significant competition for our products and services” on pages 12—13 of the Prospectus.

Investors could lose confidence in our financial reports ..., page 12

     26. Please disclose any known deficiencies in your and your parent’s internal controls.

          The Company notes the Staff’s comment and hereby informs the Staff that, as disclosed in our parent’s Annual Report on Form 10-K for the year ended December 31, 2004, there were no material weaknesses in our parent’s internal controls. While the Company has not completed the assessment of its internal controls over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002, the Company is not aware of any material weaknesses in its internal controls.

Our success depends in part on our attracting ..., page 14

     27. Please recast the title to better reflect attendant risk and remove, from the title and body, any suggestion that your business is currently a “success.” Consider using a more neutral term, such as performance.

          The Company notes the Staff’s comment and has recast the title of this risk factor. See “Risks Related to Our Operations and Financial Performance—Our failure to attract and retain qualified executives and employees may have a material adverse effect on our business” on pages 16—17 of the Prospectus.

     28. We note that Mr. Holstein recently resigned. Please tell us the reason for his resignation and provide us with any related correspondence between your parent and Mr. Holstein.

          Roger C. Holstein resigned, effective April 27, 2005, from all his positions with our parent and its subsidiaries for personal reasons. In connection with his resignation, Mr. Holstein and our parent entered into a letter agreement, dated as of April 27, 2005. The letter agreement was publicly filed by our parent on a Current Report on Form 8-K dated April 28, 2005. There is no other related correspondence between our parent and Mr. Holstein.

Risks Related to Our Relationship with Clients

Our ability to maintain or increase advertising ..., page 15

     29. Please recast the title to better describe attendant risk. Also, please discuss activity rates among your members and discuss in more detail your reliance on third party sources of membership (including any risk related to their marketing methods, such as the use of unsolicited commercial email to drive traffic).

          The Company notes the Staff’s comment and has revised the Prospectus to include two separate risk factors to better describe risks relating to our third party relationships. See the following risk factors on page 18 of the Prospectus:

•	“Risk Factors—Risks Related to Our Relationships with Clients—The WebMD Health Network includes Web sites that we supply content to, but do not own, and the termination of our relationship with the owners of these Web sites, including AOL, may negatively affect our results of our operations”; and

•	“Risk Factors—Risks Related to Our Relationships with Clients—We may not be able to attract visitors to our Web sites on a consistent basis, which could have a material adverse effect on the results of our operations.”

Risk Related to the Legal and Regulatory Environment in Which We Operate

Government regulation of healthcare ..., page 17

     30. Please revise to discuss the specific risks suggested by your disclosure beginning on page 64, including draft guidance related to direct-to-consumer advertising, being subjected to state licensing requirements, and anti-kickback laws (especially if you engage in any kind of variable or cost-per-action pricing).

          The Company notes the Staff’s comments and has expanded this risk factor to discuss some of the specific risks suggested in “Government Regulation.” See “Risk Factors—Risks Related to the Legal and Regulatory Environment in Which We Operate—Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies” on pages 20—21 of the Prospectus.

Changes in industry guidelines ..., page 17

31. Please describe the consequences of not complying with new accreditation standards.

          The Company notes the Staff’s comment and has revised the risk factor to include the requested disclosure. See “Risk Factors—Risks Related to the Legal and Regulatory Environment in which We Operate—Changes in industry guidelines or government regulation could adversely effect our online Medscape offerings” on pages 22-23 of the Prospectus.

The ongoing Department of Justice investigation ..., page 20

     32. With respect to any of your parent’s managers who have pleaded guilty to crimes in this investigation, please describe their role, if any, in managing any of the businesses or assets to be transferred to you. Also, since your parent is unaware of the investigation’s “exact scope,” it is not appropriate for you to posit the legal conclusion that it does not involve your business. In fact, the risk is that the investigation might involve your business. Accordingly, please remove all mitigating language (the entire second paragraph save for the final sentence) from this risk factor and discuss in detail the attendant risk to you should the investigation implicate your business lines or managers, such as the risk of a restatement of financial results or the cost of litigation.

     The Company notes the Staff’s comment and supplementally advises the Staff that the employees of the Medical Manager subsidiary of our Parent who have pleaded guilty to the crimes in the Department of Justice investigation of our parent have had no role in managing any of the businesses or assets that are to be transferred to the Company in connection with the initial public offering.

     In response to the Staff’s comments, the Company has removed all mitigating language from the risk factor. The Company also supplementally advises the Staff that it does not believe that the investigation would result in a restatement of the Company’s financial results. See page 24 of the Prospectus. Further, it is anticipated that the terms of a release and indemnity agreement between our parent and the Company would provide that our parent will agree to indemnify us against any and all liabilities arising from or based on this investigation, including the cost of litigation. Accordingly, the Company has not discussed any such attendant risk in the Prospectus.

Risks Related to Our Relationship with Our Parent

Some of our directors and officers ..., page 21

     33. Please identify all such officers and directors here and describe the kind of interests they hold in you and your parent.

          The Company notes the Staff’s comment and has revised the risk factor to include the requested disclosure. See “Risk Factors—Risks Related to Our Relationship with Our Parent—Some of our directors, officers and employees may have potential conflicts of interest as a result of having positions with, or owning equity interests in, our Parent” on pages 26—27 of the Prospectus.

Following this offering, we will ..., page 22

     34. Please disclose any risk relating to your ability to terminate this relationship. For instance, consider whether you would have to pay a penalty fee.

          The Company notes the Staff’s comment and has revised this risk factor to include the requested disclosure. See “Risk Factors—Risks Related to Our Relationship with Our Parent—Following this offering, we will continue to be dependent on our Parent to provide us with many key services for our business” on page 27 of the Prospectus.

Selected Financial Information, page 30

     35. As it relates to your selected financial information, we have read your correspondence to us dated June 1, 2005. In that regard, please revise or expand your disclosure as follows:

•	Present all text above the table, rather than in a footnote below the table.

•	If true, state that you are unable to provide selected financial information as of and for the year ended December 31, 2000 without unreasonable effort and expense.

•	If true, state that the omission of 2000 selected financial information would not have a material impact on a reader’s understanding of your financial results and condition and related trends.

•	Considering that there is no auditor association with the selected financial information, remove the “unaudited” label from the 2001 and 2002 columns so as to not create the impression that the 2003 and 2004 information was subject to a SAS 42 examination.

          The Company notes the Staff’s comments and has revised and expanded “Selected Combined Consolidated Financial Information” section on pages 37-38 of the Prospectus to provide for the disclosure requested by the Staff.

MD&A, page 31

     36. Please discuss relevant metrics by which you gauge the strength or weakness of your business or business prospects. See Release 33-8350. Discuss how these metrics have changed over the years for which you are discussing results, and discuss in detail any evident trends. Based on your recent investor presentations and current disclosure, it appears that such metrics should, at a minimum, include:

•	aggregate unique users and page views. Please explain how page views related to private or professional portals is relevant to your revenue streams and, if they are not, or if there are significant limitations on your ability to market to these portals, please provide user base and page view information for your public portal separately and break out further those users and page views associated with sites that you do not own, such as your “network” sites, like AOL Health. Also, please discuss member activity levels among public portal visitors;

•	continuing education hours and percentage of the online and overall continuing education market that your Medscape property account for;

•	distribution, number advertisers and number of brands for offline publications;

•	number of online advertisers and brands of products placed, breakdown between pharmaceutical and consumer packaged goods companies, client attrition and spend rates (including effective cost per thousand or cost per action pricing) and click-through or other response rates (depending on pricing models used); and

•	number of private portal licensees and number of consumers under management.

          The Company notes the Staff’s comment and has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to discuss the metrics that are relevant to the Company’s business. The revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section includes the following discussion:

•	the monthly average unique users for The WebMD Health Network and page views generated on page 40 of the Prospectus;

•	seasonality and its effects on the Company’s revenues on page 42 of the Prospectus; and

•	an expanded discussion of the Results of Operations by Operating Segment section on pages 51—53 of the Prospectus.

Introduction, page 31

Key Trends Affecting Our Business, page 32

     37. This section is highly repetitive of information contained in both your summary and business sections. Please omit or shorten significantly and be sure to tie these trends into the discussion of your financial results.

          The Company notes the Staff’s comment and has revised the Prospectus to shorten such disclosure. See the “Key Trends Affecting Demand for Our Online Services” section on page 40 of the Prospectus.

     38. We note that you “intend” to make the “necessary” investments to provide content and services and to increase your brand awareness. Here and in your liquidity section, please discuss these investments in more detail, including anticipated R&D expenses.

          The Company supplementally advises the Staff that the investments that it refers to in “Key Trends Affecting Demand for Our Online Services—Consumers, Physicians and Healthcare Professionals Are Increasingly Turning to the Internet,” on page 40 of the Prospectus, consist of the creation and licensing of the Company’s content and the promotion of its brand through advertising and sponsorship, which are reflected in the Company’s Combined Consolidated Statements of Operations in “cost of operations” and “sales and marketing,” respectively. See page F-4 of the Prospectus.

          In response to the Staff’s comments, to reflect continued and anticipated investments in information technology to enhance the Company’s service offering, the Company has revised its disclosure in the following sections of the Prospectus:

•	in the first bullet point of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Trends Affecting Demand for Our Online Services—Consumers, Physicians and Healthcare Professionals Are Increasingly Turning to the Internet” section on page 40 of the Prospectus; and

•	in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the second paragraph on page 55 of the Prospectus.

Acquisitions, page 33

     39. Describe briefly the milestones for HealthShare to receive $5 million in 2006 and for MedicineNet and RxList to receive $20 million in 2006 and 2007. Also, please describe consideration paid for and goodwill and intangible assets associated with MedicineNet, RxList, The Little Blue Book and Optate separately and describe briefly what these companies, and WellMed on page 34, do.

     The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Introduction—Acquisitions” section on pages 41—42 of the Prospectus.

Critical Accounting Policies and Estimates, page 34

     40. In your description of revenue recognition for continuing education products, please explain what you mean by “minimum distribution requirements.”

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See the first bullet point under the caption “Critical Accounting Policies and Estimates—Revenue Recognition” on page 43 of the Prospectus.

     41. On page 35, in discussing transactions with your parent, please be more specific as to allocation of costs between you and your parent. Disclose the kinds of costs considered under each of your approaches to allocating these costs, and explain why. Also, please disclose whether these allocations were used as basis for the terms of your services agreement, how they might differ and why.

          The Company notes the Staff’s comment and has revised the Prospectus to expand its disclosure to include a more detailed discussion regarding transactions with our parent and the costs and allocation methodology that will be used as a basis for the terms of the services agreement that the Company expects to enter into with our parent. See the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Prospectus:

•	the last bullet point under “Critical Accounting Policies—Transactions with Our Parent” on page 43 of the Prospectus; and

•	the “Transactions with Our Parent” section on pages 43—45 of the Prospectus.

Results of Operations, page 35

     42. Please discuss separately any material impairments to your acquired assets in 2002, 2003 or 2004.

          The Company notes the Staff’s comments and hereby supplementally advises the Staff that there were no material impairments to any of the Company’s acquired assets in 2002, 2003 or 2004.

     43. Please explain why you believe net income as a percentage of total revenue will increase in the future. Also, please disclose whether you calculate your cost of sale. If so, please discuss your historical gross margins and your expectations going forward.

          The Company notes the Staff’s comment and has deleted the paragraph in the Prospectus stating its belief that its net income as a percentage of total revenue will increase in the future.

          Further, the Company has expanded its segment discussion within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Operating Segment” section on pages 51—53 of the Prospectus to indicate that the tangible cost of goods sold relate to certain costs from the Company’s Publishing Services segment, which comprises a small portion of the cost of operations. The Company’s business model and the nature of the costs expended to deliver its products and services do not have specific variable tangible costs attributable to each incremental dollar of revenue, with the exception of certain components of its Publishing Services segment.

          The Company supplementally advises the Staff that it does not perform a cost of sales or gross margin calculation nor does it believe that a discussion of historical gross margins is relevant to its business.

2004 and 2003, page 36

     44. Where appropriate, please explain your relationship with AOL, including how the AOL agreement works, whether significant revenue is attributable to it, and when it expires. Consider whether additional risk factor analysis may be warranted, as well. Please attach a copy of this agreement to your registration statement as an exhibit.

          The Company notes the Staff’s comments and has revised the Prospectus to explain its relationship with AOL. See the second bullet point under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” section on page 46 of the Prospectus.

          The Company also has filed a copy of the AOL agreement, including amendments thereto, as Exhibits 10.35, 10.36, 10.37, 10.38 and 10.39 to Amendment No. 1. The Company has separately applied for confidential treatment of certain portions of these agreements.

Revenue, page 36

     45. We note that your 2004 revenue increased 16% as you recognized for a full year your 2003 publishing acquisitions. In order to better assess your results, please discuss the performance in 2004 of assets that were not acquired in 2003. Also, with respect to your 2003 acquisitions, please discuss whether these acquisitions experienced revenue growth themselves in 2004 and why. What are your expectations going forward for both assets held through all of 2004 and assets acquired in 2004? Try to give investors an understanding of whether your revenue growth is due to internal growth of your assets or the aggregation of acquired revenue streams. We have similar comments with respect to your 2003-2002 results.

          The Company notes the Staff’s comments and has expanded its discussion in the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the Prospectus:

•	“Results of Operations—2004 and 2003” under the captions “Revenue” (on pages 48—49 of the Prospectus); and

•	“Results of Operations—2003 and 2002” under the captions “Revenue” (on pages 49—50 of the Prospectus).

Costs and Expenses, page 36

     46. Please explain in detail how you achieved increases in revenue with no concomitant increase in expenses, including operational costs, sales and marketing expenses and G&A. We have similar comments with respect to your discussion of 2003 versus 2002 results.

          The Company notes the Staff’s comments and has expanded its discussion in the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the Prospectus:

•	“Results of Operations—2004 and 2003” under the caption “Costs and Expenses” (on page 49 of the Prospectus); and

•	“Results of Operations—2003 and 2002” under the caption “Costs and Expenses” (on page 50 of the Prospectus).

     47. On page 37, please explain what “non-cash” advertising expenses are, why they decreased from 2003 to 2004, and how these results relate to sales of offline advertising. Also, please explain the “non-cash” portion of your sales and marketing expenses and how they are related to your distribution “arrangement” with AOL. We note from page 38 that your non-cash charges appear to relate to “services acquired” in exchange for your parent’s “equity securities in acquisitions and strategic alliances.” Disclose which acquisitions and alliances you are referring to and explain what is strategic about them.

          The Company notes the Staff’s comments and has revised the Prospectus to include the requested disclosure relating to its non-cash expenses under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” section on page 47 of the Prospectus. The Company also respectfully refers the Staff to the “Business—Strategic Relationships—AOL Relationship” section on page 75 of the Prospectus, which describes the Company’s relationship with AOL in greater detail.

2003 and 2002, page 37

Revenue, page 37

     48. We note your disclosure that your acquisitions are integrated within 12 months of closing so that you are unable to track their performance on an individual basis after that. Please explain how this comports with the contingency arrangements that would appear to require you to track individual performance for longer periods (see your description of the HealthShare, MedicineNet and RxList acquisitions). If the milestones are aggregate in nature, please make this clear and add a risk factor describing the fact that you may be obligated to pay contingent consideration regardless of the performance of individual assets and that you do not track the performance of such assets after one year. Finally, please explain in more detail how you integrate them such that you are unable to track the performance of individual acquisitions after 12 months.

          The Company notes the Staff’s comments, and it has expanded the disclosure in the Prospectus to briefly describe the milestones for the contingency arrangements of its acquisitions. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Acquisitions” section on pages 41—42 of the Prospectus.

          The Company notes the Staff’s comment and supplementally advises the Staff that its contingency arrangements related to the Healthshare, MedicineNet and RxList acquisitions are not based on their standalone operating results. Specifically, its contingency arrangements for the RxList and MedicineNet acquisitions are based on page view metrics and, accordingly, the integration of these businesses will not conflict with the Company’s ability to measure its contingency arrangements. The contingency arrangement for Healthshare relates only to the revenues of that business during the 9.5-month period following the acquisition.

          The Company also supplementally advises the Staff that certain resources are shared across all operating segments of the Company, which include the acquired businesses, including, content created and licensed, management of operations, information technology and Web site operations, as well as certain facilities costs. Additionally, many shared services activities and expenses are integrated after an acquisition, and accordingly the Company is generally unable to track operating income of an acquired business following the period of acquisition. Shared services activities that are typically integrated include, but are not limited to: payroll processing, accounts payable processing, accounting and tax services, internal and external audit services, legal services, billing services, cash collection and insurance coverage. All of these expenses are allocated to segments, but are not allocated to individual acquired entities.

          With respect to revenue, the Company supplementally advises the Staff that it tracks revenue for customers of acquired businesses that exist as of the date of the acquisition over a 12-month period following the acquisitions. The Company believes that this information is useful to investors as it helps segregate organic growth from acquired revenue growth. While it would be possible to track revenues beyond a 12-month period, the Company does not believe that this information is necessary because after a 12-month period current results are comparable to the same period in the prior year.

          The Company has included additional disclosure in the “Results of Operations—Three Months ended March 31, 2005 and March 31, 2004” section under the caption “Revenue” on page 48 of the Prospectus to clarify its calculation of revenue from customers acquired.

Results of Operations by Operating Segment, page 38

     49. We note from page 39 that you do not “disaggregate” assets for purposes of internal reporting. Please explain what “assets” refers to in this context.

          The Company supplementally advises the Staff that “assets” for purposes of the Company’s internal reporting refers to all of the Company’s assets, many of which are managed at a corporate level and are not assigned to one of its two operating segments. Examples of assets that are managed at a corporate level include cash, certain prepaid expenses, current and long-term prepaid advertising, fixed assets, and certain long-term assets. Additionally, the Company’s chief operating decision maker does not use asset information to allocate resources to or assess the performance of its operating segments. Accordingly, the Company does not disclose asset information at the segment level.

2004 and 2003 page 39

Online Services, page 39

     50. Please explain where your continuing education services revenue appears and break it out separately to support statements in your last presentation to investors that Medscape accounted for 63% of the online continuing medical education market.

          The Company notes the Staff’s comment, and has revised the Prospectus to clarify how its online CME market share is derived. See “Business—Our Strengths—Leading online health destination” in the second bullet point on page 60 of the Prospectus.

     51. We note that the bulk of your increase in Online Services revenues from 2003 to 2004 was attributable to an increase in advertising and licensing-related revenues. Please explain why you believe these business lines experienced growth in 2004 and what your expectations are going forward.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Operating Segment—Three Months Ended March 31, 2005 and March 31, 2004—Online Services” on pages 51—52 of the prospectus.

     52. Please discuss the likely impact on content syndication and overall revenue in 2005 of the loss of $12 million per year from News Corporation. Please tell us the nature of this relationship and how you earned revenues under it. Please attach a copy of this agreement as an exhibit to your registration statement and discuss under “strategic relationships,” on page 59.

          The Company notes the Staff’s comment and has expanded its disclosure in the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Prospectus to discuss the impact of the expiration of the News Corporation Content Syndication Agreement. See:

•	the first bullet point in second paragraph under “Results of Operations” on page 46 of the Prospectus; and

•	“Results of Operations by Operating Segment—Three Months Ended March 31, 2005 and March 31, 2004—Online Services” on pages 51—52 of the Prospectus.

          The Company earns revenues from its relationship with News Corporation by providing syndicated daily broadcast content for use across various News Corporation properties for cash payments totaling $12 million annually. The Company refers to its correspondence with the Staff, dated February 27, 2001, which the Company is supplementally providing to the Staff, under a separate cover, in response to the Staff’s comment 95. This correspondence describes in further detail the nature of the Company’s relationship with News Corporation and how it earned revenues under that contract. In addition, the Company has included its agreements with News Corporation as Exhibits 10.31, 10.32, 10.33 and 10.34 to Amendment No. 1, which agreements are incorporated by reference to our parent’s prior filings with the Commission.

     53. It appears that your publishing services segment is growing more rapidly than your online services segment. Please discuss this trend and future expectations.

          The Company notes the Staff’s comment and has expanded the disclosure relating to historical and anticipated growth in Revenue for Publishing Services in response to the Staff’s comment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Operating Segment—Three Months Ended March 31, 2005 and March 31, 2004—Publishing Services” in the second full paragraph on page 52 of the Prospectus.

Liquidity and Capital Resources, page 40

     54. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to Release 33-8350.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the first, second and third paragraphs on page 54 of the Prospectus.

     55. Please disclose your current cash position, discuss the potential impact on liquidity of any timing mismatch between your payables and receivables, and explain the potential impact of any negative covenants contained in any agreements to which you are a party, issues related to seasonality of your offline publishing segment, and the loss of News Corporation-related revenue.

          The Company notes the Staff’s comment and has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus to include the requested disclosure. See:

•	the “Introduction—Seasonality” paragraph on page 42 of the Prospectus;

•	the “Liquidity and Capital Resources” section in the first, second and third paragraphs on page 54 of the Prospectus; and

•	“Results of Operations by Operating Segment—Three Months Ended March 31, 2005 and March 31, 2004—Online Services” on pages 51—52 of the Prospectus.

          In addition, the Company supplementally advises the Staff that there are no negative covenants in any agreements to which the Company is a party.

     56. Please describe the timing of contingent payments with specificity.

          The Company notes the Staff’s comments, and it has expanded the disclosure in the Prospectus to briefly describe the timing of the contingency arrangements of its acquisitions. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Acquisitions” section on pages 41—42 of the Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on pages 53—55 of the Prospectus.

     57. Please disclose how much sublease income you are receiving, if significant. Also, please disclose the length of your sublease, if less than your lease.

          The Company notes the Staff’s comments and hereby supplementally advises the Staff that the amount of the sublease income received by the Company is not significant.

          The Company supplementally advises the Staff that it is only receiving sublease income from one of the Company’s leases, the amount of which is immaterial to all periods presented. Accordingly, the Company has removed the related footnote reference from the table in the “Liquidity and Capital Resources” section on page 55 of the Prospectus.

     58. With respect to your material commitments, including your contingent fees and roll out of new and updated products, please disclose the source of funding for each.

          The Company notes the Staff’s comment and has revised the Prospectus to expand the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” section to address the Staff’s comment. See page 55 of the Prospectus.

     59. We note that you believe you can meet your liquidity requirements for the “foreseeable future.” Please be more specific and explain your basis for this belief. In this regard, we note anticipated outflows of $45 million over the next two years, based on contingent fees and product roll-out costs alone, and an additional roughly $10 million in other obligations. This would appear to exceed offering proceeds (not considering underwriting fees). Also, please consider the possibility of a smaller offering or lack of profitable operations (especially in light of the loss of News Corporation revenue). Would you forestall any of your plan to roll out updated or new products?

          The Company notes the Staff’s comment and has expanded its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” section on page 55 of the Prospectus to include the requested disclosure. The Company also respectfully advises the Staff (see also response to Comment 4) that the $50 million maximum aggregate offering price included in the initial filing of the Registration Statement was solely for the purpose of determining the registration fee payable by the Company in that initial filing. That amount was not intended to be a reflection of the offering price or offering proceeds in connection with this offering. In connection with the filing of Amendment No. 1, the Company has increased the proposed maximum aggregate offering price to $100 million and believes that the net proceeds from the offering, together with the Company’s available cash resources and future cash flow from operations, will provide sufficient resources to meet the Company’s commitments.

Business, page 43

     60. Where relevant, discuss your R&D activities, pursuant to Item 101(c)(xi) of Reg. S-K, including your planned expenditure of $20 million on new and updated products to be rolled out over the next two years. Also, where relevant, please discuss in more detail the “strategic” relationships you refer to on page 41.

          The Company notes the Staff’s comment and has expanded its disclosure in the second paragraph of the “Business—Technological Infrastructure” section on page 75 of the Prospectus to include a cross reference to the “Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Liquidity and Capital Resources” section of the Prospectus that discusses the company’s planned expenditures.

     61. We note from pages F-37 and F-39 that you may have international operations. Where relevant, please discuss your operations overseas and business with foreign entities and consumers. If MedicineNet’s international operations were sold, please discuss whether the buyers represent a potential competitor.

          The Company notes the Staff’s comment and supplementally advises the Staff that the references to Wearnes Biotech and Medicals (1998) Pte Ltd. in Note 4 to MedicineNet, Inc.’s financial statements on page F-40 of the Prospectus relate to a joint venture that MedicineNet, Inc. had invested in prior to our acquisition of MedicineNet, Inc. MedicineNet, Inc. sold their investment in this entity prior to our acquisition of MedicineNet, Inc. in December 2004. The Company notes that it currently does not have any international operations, or any material international customers. Furthermore, the Company notes that it does not view the buyers of this investment to be potential competitors.

Our Strategy, page 46

     62. For each strategy listed, please provide more specific disclosure of companies with which you currently do business, goals achieved, and goals that have not been achieved. In revising this section, consider the following:

•	How do you intend to enhance your product offerings and expand brand awareness (and what kind of “strategic” relationships are you seeking)?

•	How do you intend to “deepen” advertising relationships or expand your client base (and how many consumer products clients do you have now)?

•	How do you intend to increase market penetration of your portals?

•	How do all of these strategies relate to your financial condition?

          Try to give investors an idea of the costs associated with each of these strategies and the difficulties associated with achieving them. Also, we note from page 47 that you have a history of “successfully” integrating acquired companies. Which ones are you referring to and why do you believe the integration were successful? What criteria are you using?

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See “Business—Our Strategy” on pages 61—62 of the Prospectus.

          The Company also respectfully submits that the strategies outlined are indicative of the Company’s current intentions and that the costs associated with the implementation of such strategies have not been quantified in a manner that would provide meaningful information to investors.

Our Online Services, page 47

Public portals, page 47

     63. Where relevant, please describe in more detail your relationship with your advertisers (i.e., how you generate revenue from those relationships). For instance, do you sell advertising primarily on a cost-per-action or cost-per-impression basis? Also discuss your reliance on third party network participants, such as AOL, for users and page views. Please identify any third parties that count for a material part of your public portal users or page views, please break out page views on sites that you own and sites that you do not own and describe any restrictions on your ability to advertise to consumers using third party sites.

          The Company notes the Staff’s comment, and has revised the Prospectus to describe in more detail its relationship with its advertisers in the “Business—Our Online Services—Public Portals” section on page 63 of the Prospectus.

     64. Where appropriate, please discuss opportunities with the “federal government” that you mentioned in your most recent meeting with investors.

          The Company notes the Staff’s comment and respectfully advises the Staff that it does not believe that there are opportunities with the federal government that would impact the Company in the near term. Accordingly, the Company has not provided extensive disclosure as to such opportunities in the Prospectus. The Company has clarified this in the “Business—Our Strategy—Capitalizing upon governmental initiatives relating to the use of information technology in healthcare” section in the second bullet point on page 62 of the Prospectus.

Professional Portals, page 52

     65. Where relevant, please discuss how you generate revenue through your professional portal in more detail. Do you receive fees directly from consumers and then remit payments for content to a third party? Do you develop the content independently? Do you rely on any one or a few content providers for a material part of your content?

          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See the second paragraph under “Business—Our Online Services—Professional Portals—Introduction” on page 67 of the Prospectus.

     66. Please explain how Medscape is “well positioned” to increase usage and membership.

          The Company notes the Staff’s comment, and has revised the Prospectus to explain how Medscape is “well positioned” to increase usage and membership. See the first paragraph under “Business—Our Online Services—Professional Portals—Introduction” on page 67 of the Prospectus.

     67. On page 53, please disclose when current ACCME accreditation lapses and discuss what must be done in order to renew accreditation.

          The Company notes the Staff’s comment, and has revised the Prospectus to explain what the Company must do in order to renew accreditation. The revised disclosure and information relating to Medscape’s accreditation by ACCME in the “Business—Our Online Services—Professional Portals—Continuing Medical Education (CME)” section in the last paragraph on page 68 of the Prospectus.

Private Portals, page 53

     68. Where relevant, please discuss your relationship with licensees in more detail, including how you bill your licensees. Is it a fixed monthly fee or does it vary by number of users or some other factor? Also, please disclose whether you may advertise to these private portals and how many of your gross user and page view numbers they account for.

          The Company notes the Staff’s comment and has revised the Prospectus to describe in greater detail its relationships with licensees. See “Business—Private Portals—Relationship with Licensees” on page 71 of the Prospectus.

     69. We note your belief that directed health plans will be a “significant driver for the growth” of your private portals “during the next several years.” Please clarify what you mean.

          The Company respectfully advises the Staff that disclosure relating to directed health plans is included in the introduction to the description of our private portals. To clarify this, the Company has included a reference to the introduction to the description of our private portals in the third paragraph under “Business—Private Portals—Introduction” on page 69 of the Prospectus.

Advertising and Sponsorship, page 55

     70. Please discuss on page 56 your success in attracting consumer packaged goods advertisers in more detail. How many such advertisers do you currently have? How does this compare with past periods?

          The Company notes the Staff’s comment and has revised the Prospectus to clarify that its advertisers and sponsors include consumer products companies. The Company has also included additional disclosure in the first paragraph under “Business—Our Strategy—Advertising and Sponsorship in The WebMD Health Network” on page 72 of the Prospectus to provide the total number of the Company’s advertisers and sponsors (including consumer products companies) for 2002, 2003 and 2004.

     71. Please describe the “objective” measures of responsiveness you offer to advertisers and discuss how these measures have changed, in the aggregate, over time and support your assertions that you offer advertisers a more “efficient” means of marketing than traditional media (see page 55).

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See “Business—Advertising and Sponsorship in The WebMD Health Network” in the third paragraph on page 72 of the Prospectus.

Seasonality, page 58

     72. Please discuss seasonality in more detail, including any material impact on revenue trends through the year.

          The Company notes the Staff’s comment and has added a cross reference in the “Business—Seasonality” on page 75 of the Prospectus to refer to the discussion of seasonality affecting the Company’s business in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Seasonality” section on page 42 of the Prospectus.

Strategic Relationships, page 59

     73. With respect to your relationship with Fidelity Human Resources Services Company, please disclose whether Fidelity has any discretion to discontinue using your services with respect to existing employer customers and any limitations on your rights to approach those customers directly. Do you consider those customers to be your customers or Fidelity’s?

          The Company notes the Staff’s comment, and has revised the Prospectus to describe in greater detail its relationship with Fidelity Human Resources Services Company LLC. See “Business—Strategic Relationships—Fidelity Human Resources Services Company LLC” on pages 75-76 of the Prospectus.

Intellectual Property, page 61

     74. Please revise your disclosure to meet the requirements of Item 101(c)(iv) of Reg. S-K, including the duration of all intellectual property rights. Also, please discuss in detail the arrangements related to use of the WebMD brand.

          The Company notes the Staff’s comment and has revised its disclosure to include the requested disclosure. See “Business—Intellectual Property” on page 78 of the Prospectus.

          The Company also supplementally advises the Staff that the duration of its intellectual property rights is not an important factor to the Company’s business because all of the intellectual property that is material to the Company’s business is renewable in the ordinary course of its business.

Legal Proceedings, page 61

     75. Please revise to include disclosure related to the proceeding described on page 20.

          The Company notes the Staff’s comments and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Legal Proceedings—Department of Justice and SEC Investigations of Our Parent” on pages 78—80 of the Prospectus.

Government Regulation, Page 64

International Data Regulation, page 68

     76. Please describe the business you do overseas or with non-U.S. residents, which would subject you to possible conflicting or more burdensome international data regulatory schemes. Please revise your risk factors, as necessary.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See “Government Regulation—International Data Regulation” on page 85 of the Prospectus.

Consumer Protection Regulation, page 69

     77. Please discuss potential liability as a result of the activities of third party marketing services, driving consumer membership on your behalf. What kind of control do you exercise over their practices?

          The Company notes the Staff’s comment and respectfully advises the Staff that the Company does not rely on third party marketing services to drive increase usage of its Web sites.

Management, page 71

     78. For each executive officer, please discuss what services they will be required to continue to provide to your parent after the close of this offering, and how these services will comport with their obligations to you.

          The Company notes the Staff’s comment. The Company respectfully submits that the only two executive officers of the Company that will continue to provide our parent with services that are unrelated to our Company are Martin J. Wygod, our Chairman of the Board, and Anthony Vuolo, our Chief Financial Officer. The Company has revised the Prospectus to provide for the disclosure requested by the Staff. See pages 89 and 89 of the Prospectus.

     79. Please attach consents to show that Messrs. Gattinella, Gang, Wygod, Vuolo and Wamsley have consented to be listed as directors and/or officers in this registration statement.

          Amendment No. 1 does not name any prospective directors and each current director of the Company has signed the Registration Statement. The required officers of the Company have also signed the Registration Statement. Accordingly, the Company respectfully submits that no consents are required in connection with the filing of Amendment No. 1.

     80. With respect to Mr. Gang, please indicate his positions with AOL for the last five years.

          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See page 88 of the Prospectus.

Compensation Arrangements with Named Executive Officers, page 77

81. We have the following comments with respect to your compensation arrangements:

•	Please disclose Mr. Gattinella’s financial and non-financial goals. Please indicate whether your board has discretion to award a bonus regardless of whether these goals are met. Also, please define “change of control,” “without cause” and “good reason” with more specificity. Finally, please describe the non-compete agreement and indicate the state law to which it is subject. We have similar comments with respect to the disclosure of employment arrangements with Messrs. Gang, Wygod and Vuolo (including a more detailed description of Mr. Vuolo’s bonus opportunity).

•	Please describe Mr. Wygod’s duties with more specificity.

•	Please disclose, to the extent known, how Mr. Vuolo’s compensation may change under the amended agreement and when you expect to enter into it.

•	Please describe the key terms and timing of the agreement you expect to enter into with Mr. Wamsley.

•	Where you disclose gross-up rights, please explain in more detail what this might mean to investors, including the potential size of the excise tax you may be required to cover.

          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff, as follows:

•	See pages 95 and 96 of the Prospectus for disclosure with respect to Mr. Gattinella’s financial and non-financial goals and the board’s discretion to award a bonus regardless of whether these goals are met.

•	See pages 95 and 96 of the Prospectus for a description of “change of control,” “without cause” and “good reason.”

•	See page 96 of the Prospectus for a description of Mr. Gattinella’s non-compete agreement and the indication of the state law to which it is subject.

•	See pages 96—99 of the Prospectus for a description of the employment arrangements with Messrs. Gang, Wygod and Vuolo. The Company has also included a description of Ms. Forte’s employment arrangements on pages 97—98 of the Prospectus.

•	See pages 96—97 for a description of Mr. Vuolo’s amended and restated employment agreement, which was entered into in July 2005.

•	With respect to gross-up rights, the Company notes the Staff’s comments. The employment agreements with Messrs Wygod and Vuolo include a tax gross-up provision relating to any excise tax that may be incurred by reason of their receipt of payments that constitute “excess parachute payments,” as defined in Section 280G of the Internal Revenue Code, as a result of a change in the Company’s ownership or effective control or in connection with a sale of a substantial portion of its assets. The amount of the tax gross-up, if any, will be a function of certain facts that may arise at the time of, or subsequent to, such a change, including whether the value of the payments received by the executive in connection with the change (including the value of any accelerated of vesting of their equity-based awards) exceeds three times the executive’s average compensation over the prior five years. It is not possible at the present time to quantify any potential excise tax payment and related tax gross-ups that may be required to compensate the executives in connection with a transaction that may occur in the future and any estimate of such payment would be misleading. The Company has revised the disclosure in the Prospectus to provide that any excess parachute payments and tax-gross up payments will not be deductible by the Company for tax purposes. See pages 98 and 99 of the Prospectus.

Certain Relationship and Related Party Transactions, page 87

     82. Please disclose estimated fees related to the services agreement. Also, with regard to the indemnity agreement, please be more specific as to the matters it addresses.

          The Company notes the Staff’s comments and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Our Parent—Services Agreement” on page 109 of the Prospectus. The Company also has included disclosure as to the anticipated financial terms of the services agreement in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Transactions with Our Parent” on pages 43—45 of the Prospectus.

          With respect to the release and indemnity agreement, the Company has expanded its disclosure in “Certain Relationships and Related Party Transactions—Agreements Between Us and Our Parent—Release and Indemnity Agreement” on pages 110—111 of the Prospectus.”

          Additionally, as noted in the Company’s response to Comment 10, the inter-company agreements to be entered into between the Company and our parent, including the services agreement, are being finalized. The Company intends to include additional disclosure in the Prospectus regarding these agreements in a subsequent amendment to the Registration Statement once the agreements are finalized.

Description of Capital Stock, page 90

Amendment of certificate of incorporation and bylaws, page 94

     83. Please disclose what provisions will be subject to supermajority voting once your parent no longer holds a majority stake.

          The Company notes the Staff’s comment and has revised the “Description of Capital Stock” section to provide for the disclosure requested by the Staff. See “Voting Rights” on pages 112—113 of the Prospectus, “Removal of Directors” on page 115 of the Prospectus and “Amendment of Certificate of Incorporation and Bylaws” on page 116 and 117 of the Prospectus.

Shares Eligible for Future Sale, page 95

     84. Please disclose the conversion ratio for Class B into Class A shares and revise your disclosure here and in your risk factors to reflect the availability of such shares for future sale.

          The Company notes the Staff’s comment and has revised the “Description of Capital Stock—Conversion” section to provide for the disclosure requested by the Staff. See page 113 of the Prospectus.

          The Company also respectfully submits that the risks relating to the availability of such shares for future sale is addressed in “Risks Relating to Ownership of the Class A Common Stock and this Offering—Sales of substantial amounts of our common stock in the public markets, including by our Parent, or the perception that they might occur could reduce the price our Class A common stock might otherwise obtain and may dilute your voting power and your ownership interest in us” on page 30 of the Prospectus.

Underwriting, page 100

     Relationships, page 102

     85. Please describe these transactions with more specificity. We may have further comment.

          The Company notes the Staff’s comments and has revised the Prospectus to provide that, during the past three years, the underwriters and their affiliates have not performed any significant services for the Company, our parent or our affiliates. See “Underwriting—Relationships” on page 124 of the Prospectus.

Consolidated Financial Statements — WebMD Health Holdings, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

     86. We note that the audit report and consent of Ernst & Young LLP will be signed upon completion of the contribution and transfer described in Note 1 to the consolidated financial statements. Please confirm to us that you will provide a pre-effective amendment to the registration statement with the preface removed and the accountant’s report and consent signed.

          The Company confirms to the Staff that it will file a pre-effective amendment to its Registration Statement with the preface removed and the accountant’s report and consent signed.

Combined Consolidated Statements of Operations, page F-4

     87. We note that you intend to present pro forma basic and diluted income per share amounts for the year ended December 31, 2004 as if the planned recapitalization had occurred on January 1, 2004. Please revise to present retroactive per share information for all periods presented. In addition, disclose this information in your Selected Financial Information. Finally, please explain how you intend to calculate weighted average shares outstanding for basic and diluted earnings per share for all periods.

          The Company has revised its Combined Consolidated Statements of Operations to present retroactive per share information for all periods presented. Additionally, the Company has revised the “Income (Loss) Per Share” section of Note 2 of the Company’s combined consolidated financial statements to discuss the calculation of weighted average shares outstanding on page F-12 of the Prospectus.

          The Company supplementally advises the Staff that the share and per share data in the “Selected Combined Consolidated Financial Information” section on pages 37-38 of the Prospectus has been omitted for purposes of filing Amendment No. 1. The Company respectfully submits that this share information will be included in the Prospectus prior to the effectiveness of the Registration Statement. Such share information is currently disclosed in the Company’s Combined Consolidated Statements of Operations on page F-4 of the Prospectus.

Combined Consolidated Statements of Cash Flows, page F-6

     88. With respect to your purchases of property and equipment, net of disposals, revise to present gross cash receipts and cash payments. In that regard, separately disclose your capital expenditures and proceeds from sales of assets. Refer to paragraph 75 of SFAS 95.

          The Company did not receive any cash receipts with respect to the disposal of any property and equipment during the periods presented. While the Company did dispose of minor amounts of property and equipment during these periods, the related assets were fully depreciated at the time of their disposal. Accordingly, the Company has removed the reference to “net of disposals” within the applicable caption of the Combined Consolidated Statements of Cash Flows on page F-6 of the Prospectus.

Note 3 — Transactions with Parent, page F-12

Charges from Parent to the Company

     89. We note that the Company’s costs and benefits received as a stand-alone company would likely be different than the amounts reflected in the combined consolidated statements of operations. Revise to disclose an estimate of what those costs would have been if the services had been received from third parties. Refer to SAB Topic 1.B. In addition, your MD&A disclosure should be similarly revised to alert investors to the fact that the costs would have been significantly higher had they been paid to a third party and to provide an estimate of the increased cost.

          The Company notes the Staff’s comment and has expanded its disclosure relating to charges from parent to the Company in Note 3 to its combined consolidated financial statements on pages F-13 and F-14 of the Prospectus.

          The Company supplementally advises the Staff that it did not include an estimate of what the expenses would have been if services were received by a third party because the scope of the services provided was too expansive for a meaningful estimate to be generated.

     90. We note that stock compensation is reflected in general and administrative expense in the combined consolidated statements of operations. Revise your presentation to classify stock compensation in the same expense captions as the related salary costs of the relevant employees.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See “Combined Consolidated Statements of Operations” on page F-4 of the Prospectus.

Note 4 — Business Combinations page F-14

     91. With respect to each acquisition, revise to provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Refer to paragraph 51(e) of SFAS 141.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See page F-17 of the Prospectus.

     92. We note that you still appear to be utilizing the domain names of your targets acquired in recent years. Please advise us why you have not allocated any of the purchase prices to these intangible assets.

          The Company notes the Staff’s comment and supplementally advises the Staff that it has considered domain names while determining the allocations of purchase prices for its recent acquisitions; however, the Company did not allocate any value to the domain names for the following reasons:

•	HealthShare—The HealthShare portal is a private portal that is integrated into the Web sites of the Company’s customers. The domain name for HealthShare is not a valuable asset because the content contained on the healthshare.com Web site is only for general information relating to the Company and its business. Healthshare.com does not contain health-related content; the Company believes that its users would have no reason to visit the healthshare.com Web site unless they are looking for Company-related information.

•	RxList and MedicineNet—The Company believes there is minimal value to the domain names themselves. Neither of these companies prior to acquisition, nor WebMD post acquisition, has expended any meaningful amounts promoting the domain names. Accordingly, the Company has not allocated any portion of the purchase prices to the domain names. The Company has allocated a portion of each acquisition’s purchase price to content, which the Company believes represents the more valuable intangible asset for each of these acquisitions.

Note 5 — Significant Transactions, page F-16

America Online, Inc.

     93. Please provide us with your basis for classifying the amortization of warrants issued to Time Warner as sales and marketing expenses. Refer to EITF 01-9. In your response, please summarize the terms of the warrants and agreement as a whole.

          The Company notes the Staff’s comment and supplementally advises the Staff that the Company believes EITF 01-9 does not apply because America Online is not a reseller or consumer of its products under this relationship as defined in the consensus. Under the arrangement, the Company does not sell products to America Online, and the products that are sold on the co-branded pages are the Company’s and America Online’s own advertising and sponsorship products for which each company independently establishes its own pricing. Therefore, the Company believes classification of the amortization of this warrant as sales and marketing expense is appropriate.

          In addition, the Company supplementally advises the Staff that the Company’s parent issued a fully vested warrant to Time Warner, Inc. on May 8, 2001, exercisable from May 8, 2003 through May 8, 2008, giving Time Warner the right to acquire 2,408,908 shares of our parent’s common stock at an exercise price of $9.25. The warrant issued to Time Warner was in exchange for the Company’s right to be the primary provider of healthcare content, tools and services on America Online properties. The Company and America Online share in the revenues generated from third parties through this relationship. Most of the revenues the Company recognized during the initial term of the relationship (May 2001 through May 2004) was generated and fulfilled as a result of efforts of the Company’s sales force for sales of its products to third parties unrelated to America Online. See the expanded disclosure in the second bullet point in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations” on page 46 of the Prospectus for a description of the terms of this arrangement, and the second bullet point in that same section on page 47 of the Prospectus for disclosure relating to the amortization of the warrant.

News Corporation

     94. We note that you received advertising services from News Corporation to be used over ten years expiring in 2010 in exchange for equity securities issued by Parent. We also note that the advertising services were recorded at fair value and included in prepaid advertising in the combined consolidated balance sheets. With respect to this transaction, clarify the nature and type of advertising services received. In addition, tell us your basis in GAAP for the capitalization of these expenses and cite the relevant accounting literature that supports your accounting treatment. Based upon the nature of your response, we may have additional comments.

          The Company notes the Staff’s comment and supplementally advises the Staff that as a result of our arrangement with News Corporation, the Company received advertising and promotional services for use across News Corporation’s various domestic properties over a ten-year period, expiring in 2010. The significant component of these services was the right to utilize television airtime over a ten-year period. The Company also received the right to utilize other promotional services such as newspaper inserts, DVDs and other various items used for promotional giveaways over a three-year period. The amounts that the Company is able to utilize for each component of the services in each given year is defined and scheduled in the agreements and the actual amount of such services is based upon rates in effect at the time the advertisement is placed, and the Company is not able to utilize these services in advance of that schedule. The Company has accounted for the advertising services as prepaid and the Company expenses this asset as the airtime and other promotional items are utilized. The Company’s accounting treatment is consistent with paragraph 44 of SOP-93-7 “Reporting on Advertising Costs,” which specifies that the costs of communicating advertising are not incurred until the item or service has been received or, in the Company’s case, when the airtime and other promotional items are placed or utilized.

     95. Related to the News Corporation transaction, please tell us how you considered the guidance in EITF 96-18 in accounting for equity securities issued to News Corporation. Explain why you used a discounted cash flow methodology to value the securities instead of the fair value of the securities issued. Please include a summary of the relevant terms of the agreement including any performance commitments or termination provisions. Finally, please explain any difference between the amount of the asset recorded by the Parent as compared to deferred revenue recorded by News Corporation.

          The Company notes the Staff’s comment and supplementally advises the Staff that the advertising services received in the News Corporation transaction (originally entered into in January 2000, and amended in 2001) were only one component of the overall transaction. Our parent’s accounting treatment of this original and amended relationship, was discussed both verbally and in writing with the Staff in February and March of 2001. The details of the relevant terms of the agreement originally entered into, and amended, are included in the attached copy of the Company’s correspondence to the Staff at that time, which the Company is supplementally providing to the Staff.

          The Company considered the measurement date guidance in EITF 96-18 and determined the equity instruments issued to News Corporation in connection with the January 2000 agreement could be valued as of that date, as the equity instruments were fully vested and non-forfeitable on the date the parties enter into the agreement. Our parent issued common stock and convertible preferred stock. The fair value of the convertible preferred stock was based upon the market value of the underlying common stock as determined by the market price of the common stock at the time the agreement was announced. Additionally, the Company determined the fair value of all of the components received from News Corporation. The difference between the fair value of the securities issued and the consideration received was recorded as a discount on the convertible preferred stock issued, and accreted as a dividend through December 2000 when the Company entered into a binding agreement to restructure the original agreement and reacquire the convertible preferred stock from News Corporation.

          As to the Staff’s comment with respect to the difference between the amount of asset recorded by our Parent, and the deferred revenue recorded by News Corporation, the Company does not know how News Corporation accounted for this transaction.

Note 10 — Commitments and Contingencies

Other Contingencies, page F-21

     96. We note that you have not recorded a liability for you indemnification provisions because “future payment ... is unlikely.” Please explain how you considered the guidance in paragraph 9 of FIN 45 when reaching this conclusion.

          The Company notes the Staff’s comment and supplementally advises the Staff that it considered the guidance within paragraph 9 of FIN 45, specifically paragraph 9b, which considers guarantees issued as part of a transaction with multiple elements with an unrelated party. The Company considered the present value measurement techniques as set forth in FASB Concepts No. 7. The Company concluded that since it has never incurred a liability, has never been threatened with a liability, and is not aware of any issues related to these guarantees, that the probability of incurring a claim is very low. Accordingly, the Company believes that the probability-weighted present values of estimated cash outflows of this guarantee is immaterial to its financial statements.

Consolidated Financial Statements — MedicineNet, Inc. and HealthShare Technology, Inc.

Report of Independent Registered Public Accounting Firm page F-27 and F-40

     97. Pursuant to Item 2.02(a) of Regulation S-X, revise the reports to include the signature of the independent registered public accounting firm.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See page F-31 of the Prospectus.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Statement of Operations, page F-55

     98. Revise to present per share data on the face of the pro forma statement of operations, as well as the number of shares used to compute per share data. Refer to Item 11-02(b)(7) of Regulation S-X.

          The Company notes the Staff’s comment and has revised the Prospectus to include the requested disclosure. See pages F-58 and F-59 of the Prospectus.

* * * * * * *

          Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:

Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Holdings, Inc.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Holdings, Inc.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of WebMD Corporation